Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-155396) on Form S-8 of Ashland Inc. of our report dated June 28, 2011, with respect to the statements of net assets available for benefits of the Ashland Inc. Union Employee Savings Plan (formerly, Hercules Incorporated Savings and Investment Plan) as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of Schedule H, line 4i-schedule of assets (held at end of year) and line 4j-schedule of reportable transactions as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Ashland Inc. Union Employee Savings Plan.

/s/ Morison Cogen LLP

Bala Cynwyd, Pennsylvania
June 28, 2011